Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: MCI, Inc.
Commission File No.: 001-10415

On April 6, 2005, MCI, Inc. issued the following press release:

MCI Concludes Qwest Proposal Not Superior

ASHBURN, Va., April 6, 2005 - MCI, Inc. (NASDAQ: MCIP) today announced that its Board of Directors voted that the Qwest proposal in its current form, taken as a whole, is not superior to its merger agreement with Verizon.

The Board carefully reviewed and considered financial terms, merger-related conditions, market risks and customer reactions in arriving at its conclusion. The Board reached out to Qwest seeking improvements on financial terms, certainty of close and other merger terms. Qwest immediately rejected virtually all of MCI’s requests and reaffirmed that its latest proposal is its current best proposal.

MCI’s Board also took into consideration a number of uncertainties in terms of value and likelihood of closing, including the negative sentiment among MCI customers toward a Qwest combination. Other concerns centered on Qwest’s synergy assessments, as well as the risks associated with Qwest’s contingent liabilities.

In the face of these risks, MCI was not willing to jeopardize the certainty of its Verizon agreement for the uncertainties surrounding the Qwest proposal.

MCI’s agreement with Verizon provides certainty on a number of key elements, including:

  A guaranteed minimum of at least $23.50 per MCI share (including MCI’s March 15 dividend payment of $0.40 per share)
  Certainty of closing
  Realistic synergy projections
  Strength of capital structure
  The ongoing ability and commitment to sustain network service quality and invest in new capabilities

MCI has the right to engage in discussions with Qwest and remains open to the possibility of further discussions.

The MCI Board has notified both companies of its decision.

MCI/Verizon Agreement
On March 29, 2005, MCI and Verizon amended their joint merger agreement. Under that agreement, each MCI share would receive cash and stock worth at least $23.50, comprising $8.75 (including MCI’s March 15 dividend payment of $0.40 per share) as well as the greater of 0.4062 Verizon shares for every share of MCI Common Stock or Verizon shares valued at $14.75.

About MCI
MCI, Inc. (NASDAQ: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to www.mci.com.

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction between MCI and Verizon; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction between MCI and Verizon. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.